06003605

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. DC
209

SEC FILE NUMBER
8- 50832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lombardi & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
25 Broad Street Suite 7J
(No. and Street)

New York — New York — 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio — 212-490-3113
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road — Weston — CT — 06883
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/8/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombardi & Company, Inc., as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Title

[signature]
Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified In Kings County
My Commission Expires September 10, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARDI & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Lombardi & Company, Inc.

We have audited the accompanying statement of financial condition of Lombardi & Company, Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lombardi & Company, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 2, 2006

LOMBARDI & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$1,726,011
Receivable from brokers and dealers	480,988
Memberships in exchanges:	
Contributed for the use of the Company, at market value	7,100,000
Other assets	13,527
TOTAL ASSETS	$9,320,526

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Exchange memberships - contributed for the use of the Company, at market value	$7,100,000
Accrued expenses and other liabilities	540,537
TOTAL LIABILITIES	7,640,537
SUBORDINATED LIABILITIES AND MEMBER'S EQUITY	
Liabilities subordinated to claims of general creditors	500,000
Common stock, no par value, authorized 200 shares; issued and outstanding 100 shares	250,000
Additional paid-in capital	700,000
Retained earnings	229,989
TOTAL SHAREHOLDER'S EQUITY	1,179,989
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$9,320,526

The accompanying notes are an integral part of this statement.

LOMBARDI & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lombardi & Company, Inc. (the Company) is registered as a broker with the Securities and Exchange Commission. In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2005, the receivable from brokers and dealers reflected on the statement of financial condition included $100,000 due from this clearing broker was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The Company maintains its books and records on the accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes.

3. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liabilities subordinated to the claims of general creditors consists of $500,000 of subordinated loan agreements which pay interest at 10 percent per annum. The loans mature on April 29, 2006, and include provisions for automatic renewal.

The subordinated liabilities have been contributed under agreements pursuant to the rules and regulations of the New York Stock Exchange and the Securities and Exchange Commission.

The subordinated loan agreements can be withdrawn by the lenders only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

4. SEAT LEASE EXPENSE

The Company leases four seats on the floor of the New York Stock Exchange. The lease agreements expire at various points through May 5, 2006. Future minimum lease payments pertaining to these agreements amount to $85,533.

In addition, the Company leases two seats from the shareholder. The financial statements contain charges of $370,500 relating to this arrangement.

5. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

LOMBARDI & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2005

6. COMMITMENT

The Company's office lease expired prior to year end, and currently has entered into a month to month lease.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,521,924 which exceeded the minimum requirement of $41,738 by $1,480,236. The Company's ratio of aggregate indebtedness to net capital ratio was .35 to 1.